UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated February 16, 2011: Costamare Inc. Reports Fourth Quarter and Year End 2010 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 16, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS FOURTH QUARTER and YEAR END 2010 RESULTS

Athens, Greece, February 16, 2011 – Costamare Inc. (“Costamare”) (NYSE: CMRE), a leading international owner of containerships, today reported unaudited financial results for the fourth quarter and for the year ended December 31, 2010.

Highlights

•

Voyage revenues of $85.7 million and $353.2 million for the three months and the year ended December 31, 2010, respectively.

•

Adjusted EBITDA of $56.2 million and $223.6 million for the three months and the year ended December 31, 2010, respectively.

•

Net income of $11.8 million or $0.21 per share and $81.2 million or $1.65 per share for the three months and the year ended December 31, 2010, respectively.

•

Adjusted Net Income of $18.0 million or $0.33 per share and $73.8 million or $1.50 per share for the three months and the year ended December 31, 2010, respectively.

•

Finalized the financing arrangements for the three newbuilding contracts which were identified in the Initial Public Offering prospectus in November 2010. The containerships, each with a capacity of approximately 9,000 TEU, will be constructed by Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. for a contract price of $95.1 million per vessel and are scheduled to be delivered between November 2013 and January 2014. We have entered into time charter agreements with MSC for the employment of each vessel immediately upon delivery, for a duration of ten years at a daily charter rate of $43,000.

•

Contracted with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the construction and purchase of two newbuild containerships, each of  approximately 9,000 TEU capacity. The two newbuildings are expected to be delivered by the end of 2012. We have entered into time charter agreements with MSC for the employment of each vessel immediately upon delivery, for duration of ten years. Both the contract price and the daily charter rate are similar to those agreed regarding the three 9,000 TEU vessels contracted with China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. and chartered to MSC for a period of 10 years. We expect to finance the acquisition with cash on hand and a new credit facility, without using any currently available credit lines.

•

Agreed to purchase the container vessels Oranje, of 2,020 TEU capacity, built in 1991 and Zagora of 1,162 TEU capacity, built in 1995, for a purchase price of $7.5 million and $8.3 million, respectively. The two second-hand vessels were delivered to us in January 2011 and were acquired using existing cash.

•

Agreed to purchase the container vessel  Forever Prosperity, of 1,504 TEU capacity, built in 1996 at a purchase price of $9.5 million. The second-hand vessel will be acquired using existing cash.

•

Agreed to purchase three container vessels, with an approximate capacity of 2,020 TEU per vessel, two of them built in 1991 and one of them built in 1992, for an aggregate purchase price of $30.0 million. All three secondhand vessels will be acquired using existing cash. Concurrently agreed to sell the container vessels MSC Namibia, of 1,654 TEU capacity and built in 1977, MSC Sudan, of 1,630 TEU capacity and built in 1976 and MSC Sierra, of 1,630 TEU capacity and built in 1977, for an aggregate sale price of approximately $21.0 million.  The three acquired vessels are expected to be delivered before the end of March 2011 and will substitute the MSC Namibia, MSC Sudan and MSC Sierra in their respective charter party agreements.

•

In November 2010 we took delivery of two 3,351 TEU containerships, the Karmen and the Rena, that we agreed to purchase in September 2010. Both containerships were acquired using existing cash.

•

In January 2011 we declared a dividend for the fourth quarter ended December 31, 2010, of $0.25 per share which was paid on February 4, 2011 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the "NYSE") on January 28, 2011. This was the first cash dividend we have declared since our Initial Public Offering on November 4, 2010.

Three-months and Year Ended December 31, 2010

Financial Summary

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts):	2009	2010	2009	2010

Voyage revenue	$ 399,939	$ 353,151	$ 94,927	$ 85,687
Adjusted EBITDA (1)	$244,386	$ 223,609	$ 51,713	$ 56,228
Adjusted Net Income (1)	$ 81,107	$ 73,757	$ 11,543	$ 18,030
Weighted Average number of shares	47,000,000	49,113,425	47,000,000	55,384,783
Adjusted Earnings per share (1)	$ 1.73	$ 1.50	$ 0.25	$ 0.33

EBITDA	$ 280,208	$ 231,076	$ 62,772	$ 50,001
Net Income	$ 116,929	$ 81,224	$ 22,602	$ 11,803
Weighted Average number of shares	47,000,000	49,113,425	47,000,000	55,384,783
Earnings per share	$ 2.49	$ 1.65	$ 0.48	$ 0.21

 (1) Adjusted net income, adjusted earnings per share and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to adjusted EBITDA.

Non-GAAP Measure

Reconciliation of Net Income to Adjusted Net Income

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2009	2010	2009	2010

Net Income	$116,929	$81,224	$22,602	$11,803
Accrued charter revenue	(22,374)	(13,596)	(10,404)	1,028
Gain (Loss) on sale of vessels	(2,854)	(9,588)	(337)	-
Charter agreement early termination fee	-	9,500	-	9,500
Realized gain (Loss) on Euro/USD forward contracts	(4,999)	1,758	(1,488)	203
Gain (loss) on derivative instruments	(5,595)	4,459	1,170	(4,504)

Adjusted Net income	$81,107	$73,757	$11,543	$18,030
Adjusted Earnings per Share	$1.73	$1.50	$0.25	$0.33
Weighted average number of shares	47,000,000	49,113,425	47,000,000	55,384,783

* The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. See the Table above for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months and the year ended December 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

Reconciliation of Net Income to Adjusted EBITDA

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S.dollars)	2009	2010	2009	2010

Net Income	$116,929	$81,224	$22,602	$11,803
Interest and finance costs	86,817	71,949	20,374	17,844
Interest income	(2,672)	(1,449)	(171)	(288)
Depreciation	71,148	70,887	17,921	18,314
Amortization of dry-docking and special survey costs	7,986	8,465	2,046	2,328
EBITDA	280,208	231,076	62,772	50,001
Accrued charter revenue	(22,374)	(13,596)	(10,404)	1,028
Gain (Loss) on sale of vessels	(2,854)	(9,588)	(337)	-
Realized gain (Loss) on Euro/USD forward contracts	(4,999)	1,758	(1,488)	203
Charter agreement early termination fee	-	9,500	-	9,500
Gain (loss) on derivative instruments	(5,595)	4,459	1,170	(4,504)
Adjusted EBITDA	$244,386	$223,609	$51,713	$56,228

Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives and non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate; the “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, Adjusted EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. See the Tables above for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months and the year ended December 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

Mr. Gregory Zikos, CFO of Costamare Inc., commented:

During the last months we have been successfully implementing our fleet renewal and expansion strategy.

We have finalized and signed new ship building contracts for a total of five 9,000 TEU ships, all of which have been chartered for a period of 10 years at accretive rates; these vessels are expected to contribute contracted revenues in excess of $ 760 million. At the same time we bought in total 10 second hand vessels at attractive prices, 3 of which are expected to substitute 14 to 15 years older vessels for a minimal incremental cost of $ 3 million per ship.

The total value of our deals exceeds $ 570 million. As of October 2010, before going public, we had 41 ships in the water with a total capacity of 211,882 TEUs. Today, we have 45 ships in the water, with 6 more vessels expected to be delivered, and an order book of five 9,000 TEUs ships, totaling 275,728 TEUs.

Regarding chartering, we are in a market that has been rising as we expected; although charterers want to fix for longer periods, for second hand vessels we are reluctant to commit to more than 6 months employment, and we are trying to postpone chartering to the last possible moment. We expect however to finalize our chartering arrangements over the next month.

Looking into 2011 we will continue our focus on growing our fleet through attractive acquisitions that create real shareholder value. Our cash at hand of $ 208 million by year end, together with undrawn credit lines of $ 194 million and a total of 19 ships which as of today are free of debt, place us at a unique position to grow.

Finally, in line with our dividend policy, we have declared and paid a dividend of $0.25 per share for the fourth quarter 2010. This was the first cash dividend the Company paid since our initial public offering on November 4, 2010.

With a track record of uninterrupted profitability, and 35 years’ experience in shipping, including 25 years in containers, we are confident about our short and long-term potential and we remain excited about the many opportunities that we believe lie ahead for our Company.

Results of Operations

Three-month period ended December 31, 2010 compared to the three-month period ended December 31, 2009

During the three-month periods ended December 31, 2010 and 2009, we had an average of 42.0 and 44.4 vessels, respectively, in our fleet. In the three-month period ended December 31, 2010, we accepted delivery of the vessels Karmen and Rena with an aggregate TEU capacity of 6,702.  In the three-month period ended December 31, 2009 we sold the vessel Liguria with TEU capacity of 956. In the three-month period ended December 31, 2010 and 2009 our fleet operating days totaled 3,864 and 4,085 days, respectively. Operating days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended December 31,		Change	Percentage Change
	2009	2010

Voyage revenue	$94.9	$85.7	$(9.2)	(9.7%)
Voyage expenses	(0.4)	(0.5)	0.1	25.0%
Voyage expenses – related parties	-	(0.4)	0.4	-
Vessels operating expenses	(26.6)	(26.1)	(0.5)	(1.9%)
General and administrative expenses	(1.0)	(0.4)	(0.6)	(60.0%)
Management fees – related parties	(2.9)	(3.1)	0.2	6.9%
Amortization of dry-docking and special survey costs	(2.0)	(2.3)	0.3	15.0%
Depreciation	(17.9)	(18.3)	0.4	2.2%
Charter agreement early termination fee	-	(9.5)	9.5	-
Gain (Loss) on sale of vessels	0.3	-	(0.3)	(100.0%)
Foreign exchange gains / (losses)	(0.1)	(0.3)	0.2	200.0%
Interest income	0.2	0.3	0.1	50.0%
Interest and finance costs	(20.4)	(17.8)	(2.6)	(12.7%)
Other	(0.4)	-	(0.4)	(100.0%)
Gain (loss) on derivative instruments	(1.1)	4.5	$5.6	509,1%
Net Income	$22.6	$11.8	(10.8)	(47.8%)

Fleet operational data	Three-month period ended December 31,			Percentage Change
	2009	2010	Change

Average number of vessels	44.4	42.0	(2.4)	(5.4%)
Operating days	4,085	3,864	(221)	(5.4%)
Number of vessels dry-docked	1	3	2	-

Voyage Revenue

Voyage revenue decreased by 9.7%, or $9.2 million, to $85.7 million during the three-month period ended December 31, 2010, from $94.9 million during the three-month period ended December 31, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet during the period. The decrease in operating days was a result of a lower average number of vessels in our fleet during the three-month period ended December 31, 2010 compared to the corresponding period in 2009. The decrease was also attributable to the time charter period extension for eight of our vessels for a four-year period commencing in 2014 at rates on average lower than the existing charter rates.

Voyage Expenses

Voyage expenses increased by 25.0%, or $0.1 million, to $0.5 million during the three-month period ended December 31, 2010, from $0.4 million during the three-month period ended December 31, 2009. The increase was primarily attributable to the off-hire expenses of the container vessels Karmen and Rena which were delivered to us by their sellers in November 2010. Upon her delivery the vessel Karmen underwent a dry-docking and commenced her time charter in late December 2010.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.4 million represent management fees charged to us by Costamare Shipping Company S.A. as provided under our management agreement. Voyage Expenses – related parties represent a 0.75% charge on our voyage revenues for the period from November 4, 2010 (Initial Public Offering completion) up to December 31, 2010.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into related to foreign currency exposure, decreased by 1.9%, or $0.5 million, to $26.1 million during the three-month period ended December 31, 2010, from $26.6 million during the three-month period ended December 31, 2009. Vessels’ operating expenses, excluding the effect of the realized gain (loss) under these derivative contracts, decreased by 8.2%, or $2.3 million, to $25.8 million during the three-month period ended December 31, 2010, from $28.1 million during the three-month period ended December 31, 2009. The decrease was also partly attributable to the decreased fleet operating days during the three-month period ended December 31, 2010 compared to the three-month period ended December 31, 2009.

General and Administrative Expenses

General and administrative expenses decreased by 60.0%, or $0.6 million, to $0.4 million during the three-month period ended December 31, 2010, from $1.0 million during the three-month period ended December 31, 2009.  The decrease in the three-month period ended December 31, 2010 was mainly attributable to the decreased legal and advisory expenses charged to us compared to the three-month period ended December 31, 2009. In the three-month period ended December 31, 2009, Shanghai Costamare Ship Management Co. Ltd. charged us the amount of $0.5 million for market analysis and research services. There was not such charge for the three-month period ended December 31, 2010.

Management Fees – related parties

Management fees paid to our managers increased by 6.9%, or $0.2 million, to $3.1 million during the three-month period ended December 31, 2010, from $2.9 million during the three-month period ended December 31, 2009. The increase was attributable to the new daily management fee we paid to our managers subsequent to the completion of our Initial Public Offering on November 4, 2010, offset by the decrease in fleet operating days for the three-month period ended December 31, 2010, compared to the three-month period ended December 31, 2009.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by 15.0% or $0.3 million, to $2.3 million during the three-month period ended December 31, 2010, from $2.0 million during the three-month period ended December 31, 2009. The increase was mainly attributable to the amortization expense charged for four of our vessels that underwent their initial dry-docking in the year ended December 31, 2010, partially offset by the amortization expense not charged following the sale of the vessels MSC Germany, MSC Mexico and MSC Sicily during the nine-month period ended September 30, 2010 and the write-off of their unamortized dry-docking balance which was included in the sale result. During the three-month period ended December 31, 2010 and 2009, three vessels and one vessel, respectively, underwent their special surveys.

Depreciation

Depreciation expense increased by 2.2%, or $0.4 million, to $18.3 million during the three-month period ended December 31, 2010, from $17.9 million during the three-month period ended December 31, 2009. The increase was primarily attributable to the depreciation expense charged for the vessel MSC Navarino that was delivered to us by the shipyard in May 2010 and to the vessels Karmen and Rena that were delivered to us in November 2010. MSC Liguria, which was sold in the three-month period ended December 31, 2009 was fully depreciated as of the date it was sold.

Charter agreement early termination fee

The Charter agreement early termination fee of $9.5 million represents a one-time payment made to the charterer of MSC Navarino (renamed to Hyundai Navarino in January 2011) in December 2010, compensating the charterer MSC for the early termination of the charter party agreement of MSC Navarino. The vessel was redelivered to us by the charterer on January 28, 2011 and on January 30, 2011 she was delivered to charterers HMM for a daily charter rate of $44,000, compared to a daily charter rate of $22,000 under the MSC charter party agreement.

Gain on Sale of Vessels

In the three-month period ended December 31, 2009, we recorded a gain of $0.3 million from the sale of vessel MSC Liguria. During the three-month period ended December 31, 2010 no vessels were sold.

Foreign Exchange Gains / (Losses)

Foreign exchange losses were $0.3 million during the three-month period ended December 31, 2010, compared to losses of $0.1 million during the three-month period ended December 31, 2009, representing a change of $0.2 million resulting from unfavorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the three-month period ended December 31, 2010 interest income increased by 50.0%, or $0.1 million, to $0.3 million, from $0.2 million during the three-month period ended December 31, 2009.  The change in interest income was mainly due to the increased average cash balance held by us during the three-month period ended December 31, 2010 compared to the three-month period ended December 31, 2009.

Interest and Finance Costs

Interest and finance costs decreased by 12.7%, or $2.6 million, to $17.8 million during the three-month period ended December 31, 2010, from $20.4 million during the three-month period ended December 31, 2009. Interest expense decreased to $5.0 million during the three-month period ended December 31, 2010, from $8.1 million during the three-month period ended December 31, 2009 due to decreased average loan balances outstanding. The costs relating to our interest rate swap agreements increased to $12.1 million during the three-month period ended December 31, 2010, from $9.8 million during the three-month period ended December 31, 2009, due to the increased difference between market rates and fixed rates.

Gain (Loss) on Derivative Instruments

The fair value of our 11 derivative instruments which were outstanding as of December 31, 2010 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2010, the fair value of these 11 interest rate swaps in aggregate amounted to a liability of $107.9 million. Ten of the 11 interest rate derivative instruments that were outstanding as at December 31, 2010, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the three-month period ended December 31, 2010, a gain of $25.6 million has been included in “Other comprehensive loss” in stockholders’ equity and a gain of $4.9 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the three-month period ended December 31, 2010.

Cash Flows

Three-month periods ended December 31, 2010 and December 31, 2009

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2009	2010
Net Cash Provided by Operating Activities	$ 43.5	$ 39.0
Net Cash Used in Investing Activities	$ (22.7)	$ (26.3)
Net Cash Provided by (Used in) Financing Activities	$ (25.7)	$ 116.2

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2010 decreased by $4.5 million to $39.0 million, compared to $43.5 million for the three-month period ended December 31, 2009.  The decrease was primarily attributable to (a) increased payments for dry-dockings of $1.2 million in the three-month period ended December 31, 2010 compared to the three-month period ended December 31, 2009, (b) a one-time payment of $9.5 million in December 2010 to the charterers of MSC Navarino for the early redelivery of the vessel; partly offset by the decreased payments for interest (including swap payments) of $3.1 million in the three-month period ended December 31, 2010 compared to the three-month period ended December 31, 2009

Net Cash Used in Investing Activities

Net cash used in investing activities was $26.3 million in the three-month period ended December 31, 2010, which consists of (a) $22.5 million in payments for the acquisition of two vessels and (b) $3.8 million advance payments for the acquisition of four vessels.

Net cash used in investing activities was $22.7 million in the three-month period ended December 31, 2009, which consists of (a) $1.8 million we received from the sale of one vessel and (b) $24.5 million in payments to the shipyard for the construction cost of MSC Navarino.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $116.2 million in the three-month period ended December 31, 2010, which mainly consists of (a) $30.4 million of indebtedness that we repaid, (b) $148.8 million net proceeds we received from our Initial Public Offering in November 2010, net of underwriting commissions and (c) $1.6 million in payments for costs related to our Initial Public Offering.

Net cash used in financing activities was $25.7 million in the three-month period ended December 31, 2009, which mainly consists of (a) $55.2 million of indebtedness that we repaid and (b) $30.0 million of proceeds drawn under our loan facility.

Results of Operations

Year ended December 31, 2010 compared to the year ended December 31, 2009

During the year ended December 31, 2010, we had an average of 42.4 vessels in our fleet, compared to an average of 47.3 vessels in our fleet during 2009. In 2010 we acquired the newbuild vessel MSC Navarino and the second-hand vessels Karmen and Rena with an aggregate TEU capacity of 15,233, and we sold four vessels with an aggregate TEU capacity of 10,766. In 2009, we acquired the vessels Gifted and Genius with an aggregate TEU capacity of 5,844, and we sold 10 vessels with an aggregate TEU capacity of 18,333. In 2010 our fleet operating days totaled 15,488 days. In 2009 our fleet operating days totaled 17,279 days. Operating days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2009	2010

Voyage revenue	$399.9	$353.2	$(46.7)	(11.7%)
Voyage expenses	(3.1)	(2.1)	(1.0)	(32.3%)
Voyage expenses – related parties	-	(0.4)	0.4	-
Vessels operating expenses	(114.6)	(102.8)	(11.8)	(10.3%)
General and administrative expenses	(1.7)	(1.2)	(0.5)	(29.4%)
Management fees – related parties	(12.2)	(11.3)	(0.9)	(7.4%)
Amortization of dry-docking and special survey costs	(8.0)	(8.5)	0.5	6.3%
Depreciation	(71.1)	(70.9)	(0.2)	(0.3%)
Gain on sale of vessels	2.9	9.6	6.7	231.0%
Charter agreement early termination fee	-	(9.5)	9.5	-
Foreign exchange gains / (losses)	(0.5)	(0.3)	(0.2)	(40.0%)
Interest income	2.6	1.5	(1.1)	(42.3%)
Interest and finance costs	(86.8)	(71.9)	(14.9)	(17.2%)
Other	3.9	0.3	(3.6)	(92.3%)
Gain (loss) on derivative instruments	5.6	(4.5)	(10.1)	(180.4%)
Net Income	$116.9	$81.2	$(35.7)	(30.5%)

Fleet operational data	Year ended December 31,			Percentage Change
	2009	2010	Change

Average number of vessels	47.3	42.4	(4.9)	(10.4%)
Operating days	17,279	15,488	(1,791)	(10.4%)
Number of vessels dry-docked	6	12	6	-

Voyage Revenue

Voyage revenue decreased by 11.7%, or $46.7 million, to $353.2 million during the year ended December 31, 2010, from $399.9 million during the year ended December 31, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet during the year; resulting from the lower average number of vessels in our fleet during the year ended December 31, 2010 compared to the year ended December 31, 2009. The decrease was also attributable to the time charter period extension for eight of our vessels for a four-year period commencing the earliest from 2014 at rates on average lower than the existing charter rates.

Voyage Expenses

Voyage expenses decreased by 32.3%, or $1.0 million, to $2.1 million during the year ended December 31, 2010 from $3.1 million during the year ended December 31, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet for the year ended December 31, 2010, resulting from the lower average number of vessels in our fleet during the year ended December 31, 2010 compared to the year ended December 31, 2009. The decrease was also attributable to decreased commissions charged by third parties as well as to lower fuel consumption during off-hire days.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.4 million represent management fees charged to us by Costamare Shipping Company S.A. as provided under our management agreement.  Voyage Expenses – related parties represent a 0.75% charge on our voyage revenues for the period from November 4, 2010 (Initial Public Offering completion) up to December 31, 2010.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under our forward transactions we entered into to hedge our Euro/USD exposure, decreased by 10.3%, or $11.8 million, to $102.8 million during the year ended December 31, 2010, from $114.6 million during the year ended December 31, 2009. Vessels’ operating expenses, excluding the effect of the realized gain (loss) under our forward transactions, decreased by 15.5%, or $18.5 million, to $101.0 million during the year ended December 31, 2010, from $119.5 million during the year ended December 31, 2009. The decrease was mainly attributable to the decreased fleet operating days during the year ended December 31, 2010 compared to the year ended December 31, 2009.

General and Administrative Expenses

General and administrative expenses decreased by 29.4%, or $0.5 million, to $1.2 million during the year ended December 31, 2010, from $1.7 million during the year ended December 31, 2009.  The decrease in the year ended December 31, 2010 was mainly attributable to the decrease in legal, accounting and advisory fees charged to us. In the year ended December 31, 2009, Shanghai Costamare Ship Management Co. Ltd. charged us the amount of $0.5 million for market analysis and research services. There was not such charge for the year ended December 31, 2010.

Management Fees – related parties

Management fees paid to our managers decreased by 7.4%, or $0.9 million, to $11.3 million during the year ended December 31, 2010, from $12.2 million during the year ended December 31, 2009. The decrease was attributable to the decrease in operating days of our fleet for the year ended December 31, 2010, resulting from the lower average number of vessels in our fleet in the year ended December 31, 2010 compared to the year ended December 31, 2009; partly offset by the new daily management fee we pay to our managers upon the completion of our Initial Public Offering on November 4, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by 6.3%, or $0.5 million, to $8.5 million during the year ended December 31, 2010, from $8.0 million during the year ended December 31, 2009. During the year ended December 31, 2009 and 2010, six vessels and 12 vessels, respectively, underwent their special survey. The increase is attributable to the amortization expense charged for 12 vessels that were dry-docked during the year ended December 31, 2010, partly offset by the amortization expense not charged relating to the vessels sold during the year as their unamortized dry-docking balance at the date they were sold, was written-off and was included in the sale result.

Depreciation

Depreciation expense decreased by 0.3%, or $0.2 million, to $70.9 million during the year ended December 31, 2010, from $71.1 million during the year ended December 31, 2009. The decrease was attributable to the sale of 10 vessels and four vessels during the years ended December 31, 2009 and December 31, 2010, respectively, partly offset by the depreciation expense charged for two vessels and three vessels acquired during the years ended December 31, 2009 and December 31, 2010, respectively. Seven out of 10 vessels and three out of four vessels sold in 2009 and 2010, respectively, were fully depreciated as of the dates they were sold.

Gain on Sale of Vessels

In the year ended December 31, 2010, we recorded a gain of $9.6 million from the sale of four vessels, while in the year ended December 31, 2009, we recorded a net gain of $2.9 million from the sale of ten vessels.

Charter agreement early termination fee

The Charter agreement early termination fee of $9.5 million represents a one-time payment made to the charterer of MSC Navarino (renamed to Hyundai Navarino in January 2011) in December 2010, compensating the charterer MSC for the early termination of the charter party agreement of MSC Navarino. The vessel was redelivered to us by the charterer on January 28, 2011 and on January 30, 2011 she was delivered to charterers HMM for a daily charter rate of $44,000, compared to a daily charter rate of $22,000 under MSC charter party agreement.

Foreign Exchange Gains / (Losses)

Foreign exchange losses were $0.3million during the year ended December 31, 2010, compared to losses of $0.5 million during the year ended December 31, 2009, representing a change of $0.2 million resulting from favorable currency exchange movements between the U.S. dollar and the Euro.

Interest Income

In the year ended December 31, 2010 interest income decreased by 42.3%, or $1.1 million, to $1.5 million, from $2.6 million during the year ended December 31, 2009.  The change in interest income was mainly due to the decreased average cash balance held by us during the year ended December 31, 2010 compared to the year ended December 31, 2009.

Interest and Finance Costs

Interest and finance costs decreased by 17.2%, or $14.9 million, to $71.9 million during the year ended December 31, 2010, from $86.8 million during the year ended December 31, 2009. The decrease was mainly attributable to lower average debt balance during the year ended December 31, 2010, compared to year ended December 31, 2009.  The interest expense decreased to $19.5 million during the year ended December 31, 2010, from $47.5 million during the year ended December 31, 2009, due to decreased base rates. The costs relating to our interest rate swap agreements increased to $51.8 million during the year ended December 31, 2010, from $34.6 million during the year ended December 31, 2009, due to the increased difference between market rates and fixed rates.

Other

Other decreased to $0.3 million during the year ended December 31, 2010, from $3.9 million during the year ended December 31, 2009. The decrease was primarily attributable to the decreased income resulting from our vessels’ hull and machinery as well as guarantee claims recoveries.

Gain (Loss) on Derivative Instruments

The fair value of our 11 derivative instruments which were outstanding as of December 31, 2010 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2010, the fair value of these 11 interest rate swaps in aggregate amounted to a liability of $107.9 million. Ten of the 11 interest rate derivative instruments that were outstanding as at December 31, 2010 qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the year ended December 31, 2010, a loss of $21.9 million has been included in “Other comprehensive loss” in stockholders’ equity and a loss of $4.9 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the year ended December 31, 2010.

Cash Flows

Year ended December 31, 2010 and December 31, 2009

Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2009	2010
Net Cash Provided by Operating Activities	$ 161.9	$ 128.0
Net Cash Provided by (Used in)Investing Activities	$ 12.8	$ (23.9)
Net Cash Provided by (Used in) Financing Activities	$ (252.7)	$ 43.4

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2010 decreased $33.9 million to $128.0 million, compared to $161.9 million for the year ended December 31, 2009. The decrease was primarily attributable to (a) decreased cash from operations of $38.0 million resulting from the decreased average number of vessels in 2010 compared to 2009 and to the increased “Accrued charter revenue” which results from the time difference between the revenue recognition and the cash collection, (b) unfavorable change in working capital position, excluding the current portion of long term debt and the accrued charter revenue, of $7.8 million, (c) increased payments for dry-dockings of $6.7 million and (d) a one-time payment of $9.5 million in December 2010 to the charterers of MSC Navarino for the early redelivery of the vessel, partly offset by reduced payments for interest (including swap payments) of $16.9 million in the year ended December 31, 2010, compared to the year ended December 31, 2009.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $23.9 million in the year ended December 31, 2010, which consists of (a) $28.3 million in payments to the shipyard for the construction cost of MSC Navarino, (b) $22.5 million in payments for the acquisition of two vessels, (c) $3.8 million advance payments for the acquisition of four vessels, (d) $22.7 million we received from the sale of four vessels and (e) $8.0 million we received from the sale of government securities.

Net cash provided by investing activities was $12.8 million in the year ended December 31, 2009, which consists of (a) $8.9 million in payments for the acquisition of the vessels Genius and Gifted, (b) $47.9 million in payments for the construction cost of MSC Navarino, (c) $21.4 million we received from the sale of government securities and (d) $48.2 million we received from the sale of 10 vessels.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $43.4 million in the year ended December 31, 2010, which mainly consists of (a) $93.9 million of indebtedness that we repaid, (b) $10.0 million in dividends we paid to our shareholders and (c) $145.5 million net proceeds we received from our Initial Public Offering in November 2010.

Net cash used in financing activities was $252.7 million in the year ended December 31, 2009, which mainly consists of (a) $30.0 million of proceeds drawn under our loan facility, (b) $124.4 million of indebtedness that we repaid and (c) $161.2 million in dividends we paid to our shareholders.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of December 31, 2010 Costamare had a total cash liquidity of $207.8 million, consisting of cash, cash equivalents, restricted cash and investments.

Undrawn Credit Lines

As of December 31, 2010 Costamare had a total of undrawn credit lines of $194.2 million.

Debt-free vessels

As of February 16, 2011, the following vessels are free of debt:

Unencumbered Vessels in the water

(refer to fleet list in page 15  for full charter details)

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400	May 2018	37,212
2	HYUNDAI NAVARINO	HMM	2010	8,531	1.2 years	44,000	March 2012	44,000
3	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	29,875	August 2018	26,267
4	MSC AUSTRIA	MSC	1984	3,584	3.7 years	21,100	November 2012	19,200
5	KARMEN	HMM	1991	3,351	0.2 years	10,000	February 2011	10,000
6	RENA	N/A	1990	3,351	N/A	N/A	N/A	N/A
7	AKRITAS	Hapag Lloyd	1987	3,152	1 year	11,000	August 2011	11,000
8	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000	September 2012	10,000
9	ORANJE	N/A	1991	2,020	N/A	N/A	N/A	N/A
10	MSC SUDAN (3)	MSC	1976	1,630	3 years	14,000	June 2011	14,000
11	MSC SIERRA(3)	MSC	1977	1,630	3.7 years	14,000	May 2012	13,046
12	MSC TUSCANY	MSC	1978	1,468	1.9 years	7,920	August 2012	7,920
13	MSC FADO	MSC	1978	1,181	2 years	7,400	May 2012	7,400
14	ZAGORA	I.Messina	1995	1,162	0.5 years	7,500	July 2011	7,500
15	HORIZON	OACL	1991	1,068	7.1 years	7,625	April 2012	7,625

Unencumbered Vessels purchased and to be delivered

	Vessel Name	Year Built	Capacity (TEU)	Latest Delivery Date from Sellers
1	Zim Israel	1992	3,351	28 February 2011
2	Zim Hong Kong	1992	3,351	28 February 2011
3	Forever Prosperity	1996	1,504	25 March 2011
4	Maersk Maine(4)	1992	2,024	31 March 2011
5	Maersk Maryland(4)	1991	2,023	31 March 2011
6	Maersk Vermont(4)	1991	2,023	31 March 2011

Notes:

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between February 16, 2011 and the earliest expiration of each charter.

(3)

We have agreed to sell MSC Sudan and MSC Sierra.

(4)

Maersk Maine, Maersk Maryland and Maersk Vermont will substitute the vessels MSC Namibia, MSC Sudan and MSC Sierra in their charters.

Capital commitments

As of February 16, 2011 the Company’s total commitments for own funds, assuming the finalization of the currently negotiated loan agreement in relation to the construction of two 9,000 TEU vessels to be built by Sungdong Shipbuilding & Marine Engineering Co., Ltd., amount to a total of approximately $ 140.9 million. This amount includes all equity capital commitments in relation to our new building contracts and our second hand vessel acquisitions.

Conference Call details

On Thursday, February 17, 2011 at 8:30 a.m. EST, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Costamare."

A replay of the conference call will be available until March 10, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has more than 35 years of history in the international shipping industry and a fleet of 53 containerships, with a total capacity of 275,728 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast” “plan”, “potential”, “may”, “should”, “could” and expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Registration Statement on Form F-1 (File No.333-170033) under the caption “Risk Factors”.

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
Tel: 212-661-7566
Email: costamare@capitallink.com

Fleet List

The following table describes in detail our fleet deployment profile as of February 16, 2011.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400(3)	May 2018	37,212
6	HYUNDAI NAVARINO	HMM	2010	8,531	1.2 years	44,000	March 2012	44,000
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	34,875(4)	March 2018	28,607
11	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	34,875(5)	May 2018	31,982
12	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	34,875(6)	June 2018	28,678
13	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	29,875(7)	August 2018	26,267
14	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	34,875(8)	October 2018	28,740
15	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	34,500(9)	November 2019	33,225
16	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	34,875(10)	February 2020	33,390
17	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	34,875(11)	April 2020	33,434
18	ZIM NEW YORK	ZIM	2002	4,992	10 years	18,189(12)	July 2012	31,092
19	ZIM SHANGHAI	ZIM	2002	4,992	10 years	18,189(13)	August 2012	30,397
20	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	20,013(14)	March 2014	24,731
21	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	September 2016	31,205
22	NEW YORK EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	October 2016	31,189
23	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	July 2016	31,225
24	MSC MANDRAKI	MSC	1988	4,828	2.8 years	22,200(16)	August 2012	22,200
25	MSC MYKONOS	MSC	1988	4,828	3.2 years	22,200(17)	September 2012	22,200
26	MSC ANTWERP	MSC	1993	3,883	3 years	20,000(18)	April 2012	20,000
27	MSC WASHINGTON	MSC	1984	3,876	3.2 years	20,000(19)	February 2013	18,364
28	MSC KYOTO	MSC	1981	3,876	3.1 years	20,000(20)	June 2013	18,257
29	MSC AUSTRIA	MSC	1984	3,584	3.7 years	21,100(21)	November 2012	19,200
30	KARMEN	HMM	1991	3,351	0.2 years	10,000	February 2011	10,000
31	RENA	N/A	1990	3,351	N/A	N/A	N/A	N/A
32	AKRITAS	Hapag Lloyd	1987	3,152	1 year	11,000	August 2011	11,000
33	GARDEN(iii)	Evergreen Marine	1984	2,922	5 years	15,200	November 2012	15,200
34	GENIUS I(iii)	Evergreen Marine	1984	2,922	3.3 years	15,200	November 2012	15,200
35	GATHER(iii)	Evergreen Marine	1984	2,922	5 years	15,200	November 2012	15,200
36	GIFTED(iv)	Evergreen Marine	1984	2,922	2.4 years	15,700	December 2011	15,700
37	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000	September 2012	10,000
38	ORANJE	N/A	1991	2,020	N/A	N/A	N/A	N/A
39	MSC NAMIBIA(v)	MSC	1977	1,654	4.8 years	14,000(22)	July 2012	13,011
40	MSC SUDAN(v)	MSC	1976	1,630	3 years	14,000	June 2011	14,000
41	MSC SIERRA(v)	MSC	1977	1,630	3.7 years	14,000(23)	May 2012	13,046
42	MSC TUSCANY	MSC	1978	1,468	1.9 years	7,920	August 2012	7,920
43	MSC FADO	MSC	1978	1,181	2 years	7,400	May 2012	7,400
44	ZAGORA	I.Messina	1995	1,162	0.5 years	7,500	July 2011	7,500
45	HORIZON	OACL	1991	1,068	7.1 years	7,625	April 2012	7,625

Second Hand Vessels to be Delivered

	Vessel Name	Year Built	Capacity (TEU)	Latest Delivery Date from Sellers
1	Zim Israel	1992	3,351	28 February 2011
2	Zim Hong Kong	1992	3,351	28 February 2011
3	Forever Prosperity	1996	1,504	25 March 2011
4	Maersk Maine(a)	1992	2,024	31 March 2011
5	Maersk Maryland(a)	1991	2,023	31 March 2011
6	Maersk Vermont(a)	1991	2,023	31 March 2011

Vessels under Construction

Vessel Name		Charterer	Expected Delivery	Vessel Type	Time Charter Term	Earliest Expiration of Charter
1	Hull S4010	MSC	4th Quarter 2012	9,000	10 years	4th Quarter 2022
2	Hull S4011	MSC	4th Quarter 2012	9,000	10 years	4th Quarter 2022
3	H1068A	MSC	November 2013	9,000	10 years	October 2023
4	H1069A	MSC	December 2013	9,000	10 years	November 2023
5	H1070A	MSC	January 2014	9,000	10 years	December 2023

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between February 16, 2011 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate escalates on August 31, 2011 to $37,596 per day until the earliest redelivery date.

(4)

This charter rate changes on January 1, 2012 to $30,375 and on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on June 1, 2011 to $42,679 per day, on January 1, 2012 to $38,179 per day and on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on January 1, 2012 to $30,375 and on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on January 1, 2012 to $25,375 per day and on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 1, 2012 to $30,375 per day and on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on June 1, 2011 to $42,990 per day, on January 1, 2012 to $38,490 per day and on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on June 1, 2011 to $42,961 per day, on January 1, 2012 to $38,461 per day and on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(11)

This charter rate changes on June 1, 2011 to $42,918 per day, on January 1, 2012 to $38,418 per day and on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(12)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a lump sum payment at the earliest redelivery of approximately $6.9 million.

(13)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a lump sum payment at the earliest redelivery of approximately $6.9 million.

(14)

This charter rate changes on January 1, 2012 to $18,150 per day, on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to repay the remaining amount accrued during the reduction period, or approximately $5.0 million, no later than July 2016.

(15)

This charter rate changes on January 1, 2012 to $30,500 per day until the earliest redelivery.

(16)

This charter rate is applicable until November 2, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on November 2, 2011.

(17)

This charter rate is applicable until July 14, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on July 14, 2011.

(18)

This charter rate is applicable until May 15, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on May 15, 2011.

(19)

This charter rate changes on December 14, 2011 to $17,250 per day until the earliest redelivery date.

(20)

This charter rate changes on December 19, 2011 to $17,250 per day until the earliest redelivery date.

(21)

This charter rate changes on December 29, 2011 to $17,250 per day until the earliest redelivery date.

(22)

This charter rate changes on December 17, 2011 to $11,500 per day until the earliest redelivery date.

(23)

This charter rate changes on December 20, 2011 to $11,250 per day until the earliest redelivery date.

(i)

Charterers have unilateral options to extend the charters of the vessels for two periods of 30 months +/-90 days at a rate of $41,700 per day.

(ii)

Charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)

Charterers have unilateral options to extend the charters of the vessels for periods until 2014, at a rate of $14,000 per day.

(iv)

Charterers have a unilateral option to extend the charter of the vessel for a period of one year +/-30 days at a rate of $14,000 per day

(v)

We have agreed to sell MSC Namibia, MSC Sudan and MSC Sierra, and they are expected to be delivered to their Buyers by April 15, 2011.

(a)

Maersk Maine, Maersk Maryland and Maersk Vermont will substitute the vessels MSC Namibia, MSC Sudan and MSC Sierra in their charters.

COSTAMARE INC.

Consolidated Statements of Income

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2009	2010	2009	2010

REVENUES:
Voyage revenues	$399,939	$353,151	$94,927	$85,687

EXPENSES:
Voyage expenses	(3,075)	(2,076)	(381)	(509)
Voyage expenses – related parties	-	(410)	-	(410)
Charter agreement early termination fee	-	(9,500)	-	(9,500)
Vessels' operating expenses	(114,515)	(102,771)	(26,616)	(26,048)
General and administrative expenses	(1,236)	(1,224)	(509)	(449)
General and administrative expenses – related parties	(480)	-	(480)	-
Management fees - related parties	(12,231)	(11,256)	(2,851)	(3,075)
Amortization of dry-docking and special survey costs	(7,986)	(8,465)	(2,046)	(2,328)
Depreciation	(71,148)	(70,887)	(17,921)	(18,314)
Gain (Loss) on sale of vessels	2,854	9,588	337	-
Foreign exchange gains / (losses)	(535)	(273)	(90)	(235)

Operating income	$191,587	$155,877	$44,370	$24,819

OTHER INCOME (EXPENSES):
Interest income	$2,672	$1,449	$171	$288
Interest and finance costs	(86,817)	(71,949)	(20,374)	(17,844)
Other	3,892	306	(395)	36
Gain (loss) on derivative instruments	5,595	(4,459)	(1,170)	4,504

Total other expenses	$(74,658)	$(74,653)	$(21,768)	$(13,016)

Net Income	$116,929	$81,224	$22,602	$11,803

Earnings per share

Basic and diluted net income per share	$2.49	$1.65	$0.48	$0.21
Basic and diluted weighted average number of common shares	47,000,000	49,113,425	47,000,000	55,384,783

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,
(Expressed in thousands of U.S. dollars)	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,282	$159,774
Restricted cash	4,248	5,121
Receivables	3,135	3,360
Inventories	11,479	9,534
Due from related parties	419	1,297
Fair value of derivatives	44	458
Insurance claims receivable	676	747
Vessels held for sale	2,951	-
Investments	8,188	6,080
Accrued charter revenue	3,218	22,413
Prepayments and other	1,665	2,428
Total current assets	$48,305	$211,212

FIXED ASSETS, NET:
Advances for vessels acquisitions	$94,455	$3,830
Vessels, net	1,465,644	1,531,610
Total fixed assets, net	$1,560,099	$1,535,440

OTHER NON-CURRENT ASSETS:
Investments	$6,190	$-
Deferred charges, net	27,519	30,867
Due from related parties	7,887	-
Restricted cash	40,252	36,814
Accrued charter revenue	20,048	14,449
Total assets	$1,710,300	$1,828,782

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$93,856	$114,597
Accounts payable	8,822	4,128
Due to related parties	7,253	-
Accrued liabilities	6,356	7,761
Unearned revenue	2,136	2,580
Fair value of derivatives	52,305	53,880
Dividends payable	10,000	-
Other current liabilities	2,543	1,842
Total current liabilities	$183,271	$184,788

OTHER NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,341,737	$1,227,140
Fair value of derivatives, non current portion	28,855	54,062
Unearned revenue, net of current portion	1,215	650
Total other non-current liabilities	$1,371,807	$1,281,852

COMMITMENTS AND CONTINGENCIES	$-	$-

STOCKHOLDERS' EQUITY:
Common stock	$-	$6
Additional paid-in capital	372,034	519,971
Accumulated other comprehensive loss	(60,648)	(82,895)
Accumulated deficit	(156,164)	(74,940)
Total stockholders' equity (deficit)	$155,222	$362,142

Total liabilities and stockholders' equity	$1,710,300	$1,828,782

COSTAMARE INC.

Statements of Cash Flows

	Year ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars)	2009	2010	2009	2010

Cash Flows from Operating Activities:
Net income:	$116,929	$81,224	$22,602	$11,803
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation	71,148	70,887	17,921	18,314
Amortization of financing costs	746	1,827	228	688
Amortization of deferred dry-docking and special surveys	7,986	8,465	2,046	2,328
Amortization of unearned revenue	(3,378)	(650)	(111)	(164)
(Gain) Loss on sale of vessels	(2,854)	(9,588)	(337)	-
Gain on sale of available for sale securities	(108)	(148)	-	-
Loss (gain) on derivative instruments	(5,595)	4,459	1,170	(4,504)
Changes in operating assets and liabilities:
Receivables	$(2,039)	$(225)	$541	$1,839
Due from related parties	4,538	7,009	1,961	11,193
Inventories	1,108	1,945	(1,663)	(530)
Claims receivable	2,472	(71)	1,806	(7)
Prepayments and other	431	(763)	587	(456)
Accounts payable	4,996	(4,694)	3,605	(2,125)
Due to related parties	6,983	(7,253)	5,619	-
Accrued liabilities	(8,447)	1,995	(2,842)	1,772
Deferred revenue	(3,906)	529	469	10
Other liabilities	(692)	(701)	1,009	(409)
Dry-dockings	(6,051)	(12,705)	(659)	(1,828)
Accrued charter revenue	(22,374)	(13,596)	(10,404)	1,028
Net Cash from Operating Activities	$161,893	$127,946	$43,548	$38,952

Cash Flows from Investing Activities:
Advances for vessels’ acquisitions	$(47,903)	(3,830)	(24,495)	(3,830)
Sale of available for sale securities	21,421	$8,030	$-	$-
Vessel acquisitions/Addition to vessel cost	(8,864)	(50,781)	-	(22,500)
Proceeds from the sale of vessels	48,157	22,731	1,843	-
Net Cash provided by (Used in) Investing Activities	$12,811	$(23,850)	$(22,652)	$(26,330)

Cash Flows from Financing Activities:
Stockholders' contributions	$-	$2,400	$-	$-
Proceeds from long-term debt	30,000	-	30,000	-
Repayment of long-term debt	(124,355)	(93,856)	(55,200)	(30,396)
Payments for financing costs	(150)	(3,256)	(150)	(300)
Initial public offering proceeds, net	-	148,827	-	148,827
Initial public Offering related costs		(3,284)	-	(1,603)
Distribution paid to stockholders with reorganization	(131,000)	-	-	-
Dividends paid	(30,230)	(10,000)	-	-
(Increase) decrease in restricted cash	3,051	2,565	(318)	(350)
Net Cash used in Financing Activities	$(252,684)	$43,396	$(25,668)	$116,178

Net increase (decrease) in cash and cash equivalents	$(77,980)	$147,492	$(4,772)	$128,800
Cash and cash equivalents at beginning of year/period	90,262	12,282	17,054	30,974
Cash and cash equivalents at end of year/period	$12,282	$159,774	$12,282	$159,774